Exhibit 99.1

CUIT 30-70496280-7

April 10, 2013

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

To whom it may concern,

In compliance with the requirements set forth by the Comisión Nacional de Valores, we write to report that we received a letter from Dirección Nacional de Empresas con Participación del Estado (“FGS-ANSES”), dated April 9, 2013, notifying us of its intention to exercise its right to vote cumulatively on items 8 and 9 of the agenda at the Ordinary Shareholders’ Meeting to be held on April 15, 2013.

In respect of such Ordinary Shareholders’ Meeting, FGS-ANSES states that it will exercise its right to vote cumulatively for 264,221,559 Class B ordinary shares which are entitled to 1 vote per share.

Yours sincerely,

Jose Luis Gentile

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.